Contact

www.linkedin.com/in/thinh-tran-956120176 (LinkedIn)

Thinh tran

Chairman & CEO at Vita Imaging Inc
Saratoga, California, United States

Experience

Tibaray Inc.

Chief Executive Officer
May 2025 - Present (10 months)
47633 Westinghouse Drive , CA 94539

Vita Imaging Inc

Chaiman & CEO
February 2019 - Present (7 years 1 month)
San Jose, California, United States

V-Silicon Inc.

Chairman
March 2018 - Present (8 years)

Education

Stanford University

Master's degree, Electrical Engineering · (August 1974 - December 1975)

University of Wisconsin-Madison

Bachelor's degree, Electrical and Electronics Engineering · (August 1971 - July 1974)